

February 13, 2012

<u>Via Email</u>
Lou Maroun
Director
Brookfield Infrastructure Partners, L.P.
7 Reid Street, 4th Floor
Hamilton, HM 11, Bermuda

      Re: Brookfield Infrastructure Partners, L.P.
             Form 20-F for the year ended December 31, 2010
             Filed April 26, 2011
             File No. 001-33632

Dear Mr. Maroun:

We have reviewed your response dated January 31, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2010

Selected Financial Data, page 8

1. We have read your response to comment 1 from our letter dated December 30, 2011. We note that you also presented FFO as $117 million on pages 68 and 95 of your Form 20-F. In future filings, please either use a consistent amount for FFO or, if necessary, clearly differentiate between the measures and explain the difference to your investors.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63</u>

<u>Overview of Performance, page 66</u>

<u>Results of Operations, page 66</u>

2. We have read your response to comment 3 from our letter dated December 30, 2011 and note your table showing how you calculated AFFO yields. We additionally note the table you propose to include in future filings. Please tell us and disclose how you calculate average invested capital. Also, as requested in our previous comment, please show us your calculation for your return on rate base presented on page 70.

<u>Consolidated Financial Statements, page F-1</u>

<u>Consolidated and Combined Statements of Operating Results, page F-6</u>

3. We have read your response to comment 7 from our letter dated December 30, 2011. We note that in your proposed statements of operating results you have changed the "Net income (loss)" line item to read "Net income (loss) before non-controlling interest" and that you have changed the "Net income attributable to partnership" line item to read "Net income (loss)." Please explain to us your basis in IFRS for this change.

4. We have read your response to comment 8 from our letter dated December 30, 2011. We note that in your proposed statements of operating results you present a subtotal consisting of revenues less direct operating costs and general and administrative expenses. Although you do not refer to this subtotal as operating income, it appears the items below this subtotal are non-operating in nature with the exception of depreciation and amortization. Please explain to us in more detail why you believe it is appropriate to present depreciation and amortization expense below this subtotal and what you are intending to portray to your investors with this subtotal.

<u>Note 7. Acquisition of Businesses, page F-34</u>

5. We have read your response to comment 12 from our letter dated December 30, 2011 and your disclosures on page F-17 indicating that you amortize intangible assets on a straight-line basis. Please tell us in sufficient detail how a straight-line amortization method for your $2.5 billion concession arrangement intangible asset reflects the pattern in which the asset's future economic benefits are expected to be consumed. If you use the straight-line method since that pattern cannot be determined reliably, please explain to us the reasons why that is the case. In particular, we assume that the "detailed assumptions" used in your discounted cash flow analyses do not assume the economic benefits of the asset will be consumed on a straight-line basis over 91 years. See paragraph 97 of IAS 38.

6. We have read your response to comment 13 from our letter dated December 30, 2011, noting that the $28 million gain you recognized during fiscal 2010 represented the correction of an error that you deemed was not material to any period and, therefore, did not require retrospective adjustment. Considering the $28 million amount represents 40% of your $70 million pre-tax loss in fiscal 2009, the period in which the gain should have been recorded, it remains unclear to us why you believe the error was not material to any period and should be recorded through income during fiscal 2010. In your response, please provide us with a complete materiality analysis under SAB Topic 1:M that includes a quantitative analysis comparing actual amounts reported in your financial statements, including earnings per unit results, to the amounts that would have been reported had you originally accounted for this item correctly, along with a qualitative analysis. Please also clarify why this adjustment was not described as a correction of an error in your financial statements.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief